Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Collective Mining Ltd. (the “Company”)

82 Richmond St. East

Toronto, Ontario M5C 1P1

Item 2.	Dates of Material Change

March 11, 2026

Item 3.	Press Releases

News release in respect of the material change referred to in this report was disseminated through the facilities of Canada NewsWire on March 11, 2026. The news release was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On March 11, 2026, the Company entered into a binding promise of sale and purchase agreement with certain arms-length vendors in connection with the acquisition of the remaining surface rights required for future mining operations at the Corporation’s Guayabales Project in Caldas, Colombia (the “Guayabales Surface Rights Agreement”) for total aggregate consideration of US$34 million in cash.

Item 5.	Full Description of Material Change

On March 11, 2026, the Company entered into the Guayabales Surface Rights Agreement pursuant to which it agreed to acquire the remaining surface rights required for future mining operations at the Corporation’s Guayabales Project in Caldas, Colombia. The Company also holds the mineral titles, or options to acquire the mineral titles, over all areas where surface titles have been, or are being acquired for future mine development.

Under the terms of the Guayabales Surface Rights Agreement, the Company agreed to acquire land for a total purchase price of US$34 million in cash, to be paid in installments over a five-year period as follows:

(i)	an aggregate of US$6.4 million to be paid in two instalments in 2026;

(ii)	an aggregate of US$7.8 million to be paid in two installments in 2027;

(iii)	an aggregate of US$6.4 million to be paid in two instalments in 2028;

(iv)	an aggregate of US$6.4 million to be paid in two instalments in 2029; and

(v)	an aggregate of US$6.4 million to be paid in two instalments in 2026.

Payments beginning in 2028 are also subject to additional annual accrued interest payment of 6.0%, and in the event that the Company receives approval from the relevant environmental agency in Colombia for a mining operation and elects to begin construction prior to paying the final cash installments under the Guayabales Surface Rights Agreement, certain outstanding installment payments will become immediately due prior to the commencement of major mine construction activities.

With all the surface titles required for a future mine now either owned or under agreement, the Company plans to commence construction of an exploration adit in the fourth quarter of 2026. The exploration adit, which is proposed to be used to support the Company’s geological understanding of the Guayabales Project from an underground vantage, will initially be used to construct underground drill chambers to test the Company’s Trap system. With underground access, the Company expects to be able to advance Trap’s exploration potential in an expedited manner.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact:

Paul Begin

Chief Financial Officer and Corporate Secretary

t: 416.451.2727

Item 9.	Date of Report

March 20, 2026.

Cautionary Note Regarding Forward Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of the Company; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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